UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

or

[  ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A.	Ingredion Incorporated Retirement Savings Plan for Salaried Employees

(Full title of the plan)

B.	Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1.	Consent of Independent Registered Public Accounting Firm.
2.	Report of Independent Registered Public Accounting Firm.
3.	Statement of Net Assets Available for Benefits as of December 31, 2021 and 2020.
4.	Statement of Changes in Net Assets Available for Benefits for the fiscal year ended December 31, 2021.
5.	Notes to Financial Statements.
6.	Supplemental Schedules.

INGREDION INCORPORATED

RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Westchester, Illinois

FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

INGREDION INCORPORATED

RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

Westchester, Illinois

FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	P. 1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	P. 3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	P. 4

NOTES TO THE FINANCIAL STATEMENTS	P. 5

SUPPLEMENTAL SCHEDULES

SCHEDULE H, LINE 4A -- SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	P. 12

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)	P. 13

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Plan Participants and Benefits Committee of the

Ingredion Incorporated Retirement Savings Plan for Salaried Employees

Westchester, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

P. 1

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees’ financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe LLP

Crowe LLP

We have served as the Plan's auditor since 2007.

Oak Brook, Illinois

June 27, 2022

P. 2

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31, 2021	December 31, 2020
Assets

Investment in Master Trust – at fair value (Notes 2 and 3)	$602,172,809	$544,364,123
Notes receivable from participants	4,587,788	5,334,823

Net assets available for benefits	$606,760,597	$549,698,946

See accompanying notes to financial statements.

P. 3

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2021

Additions to net assets attributed to:

Net investment income from Master Trust (Notes 2 and 3)	$87,560,958
Interest income on notes receivable from participants	279,166

Contributions:
Employer	14,824,702
Participants	19,656,148
Rollover	5,624,817
Total contributions	40,105,667

Total additions	127,945,791

Deductions from net assets attributed to:

Distributions to participants	70,814,814
Administrative expenses	185,983

Total deductions	71,000,797

Net increase before transfers	56,944,994

Transfers to the Plan (Note 7)	116,657

Net increase	57,061,651

Net assets available for benefits, beginning of year	549,698,946

Net assets available for benefits, end of year	$606,760,597

See accompanying notes to financial statements.

P. 4

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements

December 31, 2021

1.   Description of Plan

General

The following brief description of the Ingredion Incorporated Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general informational purposes only. Participants should refer to the plan document or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Ingredion Incorporated (the “Company”) in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan.

Fidelity Management Trust Company (the “Trustee”) holds the Plan’s investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions and Vesting

Salaried employees become eligible to contribute to the Plan immediately upon employment. Participants may contribute between 1% and 75% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($19,500 on a before–tax basis for 2021). The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $6,500 in 2021. The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code.

The Plan allows for automatic enrollment of participants. Each employee who commences employment, or re-employment, with the Company and has not affirmatively elected to participate (or not to participate) in the Plan within 30 days is automatically deemed to have elected to participate in the Plan. Employees who are automatically enrolled in the Plan commence tax-deferred contributions at 6% of their gross annual compensation.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. Company contributions are 100% vested after three years of service. Employees hired or rehired after January 1, 2015 are eligible for an additional 3% basic employer contribution to the Plan.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include collective trust funds, an Ingredion stock fund, and various mutual funds. The Ingredion stock fund is primarily invested in the common stock of the Company and money market mutual funds.

P. 5

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements, continued

1.   Description of Plan, continued

Participant Accounts

Individual account balances are maintained for each participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, Plan gains, and charged with Plan losses as well as an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2021 and 2020, forfeitures were negligible. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have a fully vested interest in all contributions made by them and in the Plan’s earnings/losses on those contributions at all times.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant’s vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $500. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published by Reuters plus one percent as of the last business day of the month prior to the date the loan is requested. Loans are repaid through payroll deductions and repayments are reinvested into the participant’s account according to the current investment election. Current outstanding loans will mature through 2037.

Payment of Benefits

A participant becomes fully vested in all employer contributions upon death, disability or attaining the age of 65. Upon retirement, death, or termination, the participant’s benefit will generally be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½ years old.

Administrative Expenses

Loan origination fees associated with notes receivable are paid by participants and the Plan’s recordkeeping fees are paid by the Plan and are reflected as administrative expenses of the Plan.  Certain trustee fees and other administrative expenses are paid by the Company.

Master Trust

Assets of the Plan are co-invested with the assets of the Ingredion Incorporated Retirement Savings Plan for Hourly Employees sponsored by the Company in a commingled investment known as the Ingredion Incorporated Master Trust (the “Master Trust”) for which Fidelity Management Trust Company serves as the trustee.

P. 6

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements, continued

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Valuation of the Plan and Master Trust Investments

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. Each participating plan holds units of participation in the Master Trust. Net assets, investment income (loss), and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment activities as presented in the Statement of Changes in Net Assets Available for Benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust have the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s and Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

P. 7

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Valuation of the Plan and Master Trust Investments, continued

The following descriptions of the valuation methods and assumptions used by the Plan and the Master Trust to estimate the fair values of investments apply to investments held directly by the Master Trust.

Mutual funds and common stock:  The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Investments measured at net asset value:  The fair value of participation units held in the collective trust funds are based on their net asset values as reported by the Trustee. Trust units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by retirement plans invested in the trust.

Under the terms of the Declaration of Trust, retirement plans invested in the stable value collective trust funds are required to provide either 12 or 30 months’ advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by the Trustee in its sole discretion.

Under the terms of the Declaration of Trust, retirement plans invested in the life cycle collective trust funds are required to provide up to 30 days advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by the Trustee in its sole discretion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Through the Master Trust, the Plan allows participants to direct the investment of their account balances in a number of funds that invest in collective trust funds, stocks, mutual funds and other investments. The values of certain investments are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investments.

P. 8

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Risks and Uncertainties, continued

Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.   Master Trust Investments

The net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2021 and 2020 were:

	2021		2020
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments at fair value:
Collective trusts	$349,792,936	$280,520,416	$310,006,816	$248,351,151
Ingredion common stock	21,835,905	17,126,933	18,710,480	14,755,592
Mutual funds	361,492,951	304,069,637	332,503,916	280,751,513
Money market mutual funds	580,454	455,823	646,586	505,867
Net assets	$733,702,246	$602,172,809	$661,867,798	$544,364,123

Investment income for the Master Trust as well as the Plan’s interest in the Master Trust for the year ended December 31, 2021 is summarized as follows:

	Master Trust	Plan's Interest in Master Trust
Net appreciation in fair value of investments	$83,414,713	$69,548,752
Dividend and interest income	21,906,281	18,012,206
Investment Income	$105,320,994	$87,560,958

P. 9

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements, continued

3. Master Trust Investments, continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2021 and 2020 are summarized below:

	Fair Value Measurements
	December 31, 2021
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$361,492,951	$—	$—	$361,492,951
Company common stock	21,835,905	—	—	21,835,905
Money market mutual funds	—	580,454	—	580,454
Total assets in fair value hierarchy	383,328,856	580,454	—	383,909,310
Investments measured at net asset value ᵃ	—	—	—	349,792,936
Investments at fair value	$383,328,856	$580,454	$—	$733,702,246

	Fair Value Measurements
	December 31, 2020
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$332,503,916	$—	$—	$332,503,916
Company common stock	18,710,480	—	—	18,710,480
Money market mutual funds	—	646,586	—	646,586
Total assets in fair value hierarchy	351,214,396	646,586	—	351,860,982
Investments measured at net asset value ᵃ	—	—	—	310,006,816
Investments at fair value	$351,214,396	$646,586	$—	$661,867,798

(a)	In accordance with FASB Accounting Standard Codification Topic 820, Fair Value Measurement, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total net assets presented in the Master Trust footnote.

P. 10

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

Notes to the Financial Statements, continued

4.   Party in Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2021, fees were paid by the Plan to an affiliate of the Trustee. Investment management fees are paid by the Plan to investment managers which are parties in interest and these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments. The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest transactions and totaled $4,587,788 and $5,334,823 at December 31, 2021 and 2020, respectively.

The Master Trust had $21,835,905 and $18,710,480 as of December 31, 2021 and 2020, respectively, in Ingredion Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust had 225,951 and 237,835 shares of Ingredion Common Stock as of December 31, 2021 and 2020, respectively. The Master Trust earned dividend income of $610,995 on the Ingredion Incorporated common stock during the year ended December 31, 2021. These transactions are considered party-in-interest transactions and also qualify as related party transactions as defined by GAAP.

5.   Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 3, 2014, that the Plan and related trust were designed in accordance with the applicable sections of the Internal

Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

6.   Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7.   Transfer of Assets

Throughout the year, employees may transfer to various positions within the Company. This may result in a transfer to or from the Plan to another plan sponsored by the Company. This is shown as a transfer to or from the Plan on the Statement of Changes in Net Assets Available for Benefits.

P. 11

SUPPLEMENTAL SCHEDULES

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2021

Schedule H, Line 4a -- Schedule of Delinquent Participant Contributions

December 31, 2021

Name of Plan Sponsor:	Ingredion Incorporated
Employer identification number:	22-3514823
Three-digit plan number:	004

	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
	$—	$69	$—	$—

P. 12

INGREDION INCORPORATED RETIREMENT SAVINGS PLAN

FOR SALARIED EMPLOYEES

December 31, 2021

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

December 31, 2021

Name of Plan Sponsor:	Ingredion Incorporated
Employer identification number:	22-3514823
Three-digit plan number:	003

(a)	(b)	(c)	(d)	(e)
Description of Investment Including
	Identify of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,		Current
	Similar Party	Collateral, Par of Maturity Value	Cost	Value

*	Notes receivable from participants	Notes bearing interest at rates ranging from 4.25% to 9.25%, and maturing through 2037	#	$4,587,788
$4,587,788

*	Denotes a party in interest to the Plan.
#	All investments are participant-directed; therefore, historical cost information is not required.

P. 13

EXHIBIT INDEX

Exhibit Number	Description of Documents

23.1	Consent of Independent Registered Public Accounting Firm

P. 14

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingredion Incorporated
Retirement Savings Plan for
Salaried Employees

Date: June 27, 2022	By:	/s/ Denise Plankis
Name: Denise Plankis
Title: Plan Administrator

P. 15